Brasil Plural Securities LLC

Statement of Financial Condition

December 31, 2017

Filed as PUBLIC information pursuant to Rule 17a-5 under the securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68982

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2017   AND ENDING   12/31/2017

            MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BRASIL PLURAL SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 MADISON AVE, 8TH FLOOR

(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL PEDROSA DE ALBUQUERQUE SOUSA   212-388-5624

                                                           (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTENBERG MERIL

(Name -- if individual, state last, first, middle name)

369 LEXINTON AVE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, DANIEL PEDROSA DE ALBUQUERQUE SOUSA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRASIL PLURAL SECURITIES LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

NY 02/27/18

CEO

Title

Notary Public

NILZA NEVES OLIVEIRA
Notary Public, State of New York
No. 01-OL6054520
Qualified in New York County
My Commission Expires 02-05-2019

State of New York
County of New York
Sworn To Before Me This 27TH DAY OF FEBRUARY, 2018.

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RotenbergMeril

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Brasil Plural Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brasil Plural Securities LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

We have served as the Company's auditor since 2015.

New York, New York
February 27, 2018

1

Brasil Plural Securities LLC

Statement of Financial Condition
December 31, 2017

ASSETS

Cash and cash equivalents	$	937,506
Securities, at fair value		21,944
Deposits from clearing broker		263,576
Receivables from clearing broker		245,375
Accounts receivable		163,285
Receivables from affiliates		187,888
Prepaid expenses and other assets		180,959
Fixed assets, at cost (net of accumulated depreciation of $75,690)		10,234
Total assets	$	2,010,767

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Accounts payable and accrued expenses	$	222,479
Payable to parent		60,141
Total liabilities		282,620
Member's Capital:		
Contributions		20,377,281
Accumulated deficit		(18,649,134)
Total Member's capital		1,728,147
Total liabilities and Member's capital	$	2,010,767

See Accompanying Notes to Financial Statements.

Brasil Plural Securities LLC

Notes to Statement of Financial Condition

Note 1.   Description of Organization

Brasil Plural Securities LLC (the "Company"), formerly known as PKBR Securities LLC through September 6, 2012, is a New York City based broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company was organized as a Delaware Limited Liability Company on September 9, 2011. Its sole equity Member is Brasil Plural Holdings LLC (the "Member"). The Company's principal activity is to provide research to institutional investors wishing to invest in the Brazilian marketplace, as well as to provide execution in various Latin American and U.S.-based equity and fixed income markets. The Company expects income to be generated from commissions earned based on research quality as well as execution quality. The Company participates as a securities broker-dealer in riskless principal transactions. The Company is also engaged in market making and proprietary trading. The Company does not carry customer margin, nor cash accounts, and has a fully-disclosed clearing relationship with Industrial and Commercial Bank of China Financial Services LLC ("ICBC") and its ultimate Parent Company, Brasil Plural Corretora de Câmbio, Títulos e Valores Mobiliários S.A. ("CCTVM"). In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to off-balance-sheet risk.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (the "Customer Protection Rule"), based on the exemption provided in Rule 15c3-3(k)(2)(i), and does not maintain any "Special Account for the Exclusive Benefit of Customers."

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 27, 2018 the date these financial statements were available to be issued.

The Company has incurred recurring losses from operations and has relied upon capital contributions from its Member to fund operating activities. The Company expects to improve its operations after making significant changes and its ability to continue as a going concern is dependent upon maintaining profitability.

Note 2.   Significant Accounting Policies

A summary of the Company's significant accounting policies follows:

The Company follows accounting principles generally accepted in the United States of America ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Basis of Presentation and Functional Currency: The financial statements have been prepared on the accrual basis of accounting in conformity with GAAP. The Company's functional currency is the U.S. dollar.

Brasil Plural Securities LLC

Notes to Statement of Financial Condition

Note 2.   Significant Accounting Policies (Continued)

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less at time of purchase to be cash and cash equivalents.

Accounts Receivable: Accounts receivable is comprised of receivables from the Company's research and consulting fee transactions.   No allowance for doubtful accounts was deemed necessary.

Receivables from Clearing Brokers: The Company clears customer transaction through other broker-dealers on a fully-disclosed basis. At December 31, 2017, the receivables from clearing brokers consisted mainly of commissions related to securities transactions.

Marketable Securities: Investments represent debt securities and are recorded at fair value. The bonds are valued using inputs other than quoted prices that are observable for the asset either directly or indirectly, at the measure date, including inputs in markets that are not considered to be active.

Revenue Recognition: Securities (principal) transactions and related revenues and expenses are recorded at fair value on a trade-date basis as if they had settled. The resulting realized gains and losses and change in unrealized gains and losses are reflected in principal transactions in the statement of operations. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Interest income and expense are recognized on the accrual basis. Research fee income is recognized when collectability is assured, which is often after service is performed. Consulting income and broker affiliation fees are provided as services and these revenues are recognized when there is persuasive evidence of an arrangement, the service has been provided, the collection of fees is reasonably assured, and the amount of fees to be paid by the customer is fixed or determinable.

ASU 606: In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this ASU is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, and assets recognized for costs incurred to obtain or fulfill a contract. ASU 2014-09 was schedule to be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted.   In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date, which defers the effective date of ASU 2014-09 by one year and allows entities to early adopt, but no earlier than the original effective date. ASU 2014-09 will now be effective for the Company for the annual reporting period beginning January 1, 2018. This update allows for either full retrospective or modified retrospective adoption. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which amends guidance previously issued on these matters in ASU 2014-09. The effective date and transition requirements of ASU 2016-10 are the same as those for ASU 2014-09. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow Scope Improvements and Practical Expedients, which clarifies certain aspects of the guidance, including assessment of collectability, treatment of sales taxes and contract modifications, and providing certain technical corrections. The effective date and transition requirements of ASU 2016-12 are the same as those for ASU 2014-09.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

4

Brasil Plural Securities LLC

Notes to Statement of Financial Condition

Note 2.   Significant Accounting Policies (Continued)

Translation of Foreign Currencies: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the revenues and expenses are translated at the rate at the time of the transactions. Gains or losses resulting from foreign currency transactions are included in net loss.

Income Taxes: As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes.   Thus, for federal and state income tax purposes, the Company does not file separate tax returns.   The Company's operations are reported by the Member and, accordingly, no provision has been made for income taxes in the accompanying financial statements.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2017, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in the U.S. federal jurisdiction, and various states. The 2014 through 2017 tax years of the Member generally remain subject to examination by the various tax authorities.

Note 3.   Fair Value Measurements

FASB ASC Topic 820 ("ASC 820") defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1:   Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date;

Level 2:   Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability;

Level 3:   Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The fair value of the debt securities is determined using recently executed transactions and market price quotations that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. The fair value of the debt securities at December 31, 2017 is $21,944 and these securities are categorized in Level 2 of the fair value hierarchy.

Brasil Plural Securities LLC

Notes to Statement of Financial Condition

Note 4. Fixed Assets

Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation/ amortization. Straight-line depreciation of furniture and equipment is determined using estimated useful lives of three years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvements or the term of the lease. Management reviews furniture, equipment and leasehold improvements whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable.

A summary of fixed assets for the year ended December 31, 2017 is as follows:

Equipment	$	27,454
Furniture and fixtures		28,796
Leasehold improvements		29,674
		85,924
Less accumulated depreciation/amortization		(75,690)
Fixed assets, net	$	10,234

Note 5. Concentrations of Credit Risk

The Company maintains its cash in financial institutions which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash. At December 31, 2017, amounts in excess of insured limits were $687,506.

Note 6. Member's Capital

The Member has the right, but not the obligation, to make capital contributions to the Company at such times and in such amounts as the Member determines.

Distributions shall be made to the Member at such times and in such amounts as the Member determines. Notwithstanding the foregoing, the Company, and the Member on behalf of the Company, shall not make any distribution if such distribution would violate the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), other applicable law, and/or applicable regulations of FINRA.

Note 7. Related Party Transactions

The Company introduces certain securities transactions to an affiliate that acts as a clearing broker in the Brazilian market.

Additionally, the Company utilizes research through the affiliate.

As of December 31, 2017, the affiliate owes the Company $123,518, resulting from earned commissions, net of the clearing broker and research services.

The Company has entered into an agreement with the Member whereby occupancy expenses such as 100% of rent and utilities are allocated from the Member to the Company.

Notes to Statement of Financial Condition

Note 7. Related Party Transactions (continued)

The Company and its ultimate Parent Company ("CCTVM") entered into an Expense Sharing Agreement, dated January 12, 2018. Under the provisions of this agreement, CCTVM allocates to the Company, its portion of certain expenses incurred during 2017, which were paid CCTVM. As of December 31, 2017, due from CCTVM in the accompanying Statement of Financial Condition totaled $64,370, which includes payments made by the Company fully reimbursable by CCTVM pursuant to the Expense Share Agreement.

During 2017, the Member provided $632,483 of capital contributions, as needed, to sustain the Company's operations.

Note 8. Indemnifications

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

Note 9. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) and has elected to compute its net capital requirements in accordance with the alternative method as provided by the Rule, which requires that the Company maintains minimum net capital equal to the greater of $250,000, or net capital in an amount not less than $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security) based on the average number of such markets made by such broker or dealer during the 30 days immediately preceding the computation date.

At December 31, 2017, the Company had net capital of $1,143,686 which was $893,686 in excess of the required net capital of $250,000.

Note 10. Employee Benefit Plans

The Company has a defined contribution profit-sharing plan that covers substantially all full-time employees and provides for discretionary annual contributions based upon a percent of compensation paid. The Company did not make any contributions to the plan for the year ended December 31, 2017.

Note 11. Contingency

In management's opinion, as of the date of this report, the Company is not engaged in any legal proceedings which individually or in the aggregate are expected to have a materially adverse effect on the Company's results or financial condition.